September 16, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Attention: Joseph Ambrogi

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fathom Holdings Inc.
Registration Statement on Form S-3
Filed September 13, 2021
(File No. 333-259478)

Ladies and Gentlemen:

We refer to the registration statement on Form S-3 (File No. 333-259478) (the “Registration Statement”), of Fathom Holdings Inc. (the “Company”), relating to the registration of certain of the Company’s securities.

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests the acceleration of the effectiveness of the Registration Statement so that it may become effective at 4:00 p.m. (Eastern time) on Friday, September 17, 2021 or as soon as practicable thereafter.

The Company understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to any proposed public offering of the securities specified in the Registration Statement.

Please orally confirm the effectiveness of the Registration Statement with our counsel, Wyrick Robbins Yates & Ponton LLP, by calling Donald R. Reynolds at (919) 865-2805 or Andrew J. Gibbons at (919) 786-4038. We also respectfully request that a copy of the written order from the Commission verifying the effective date and time of the Registration Statement be sent to our counsel via e-mail at dreynolds@wyrick.com and agibbons@wyrick.com.

Very truly yours,

Fathom holdings inc.

By:	/s/ Marco Fregenal
Name:	Marco Fregenal
Title:	President and Chief Financial Officer